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FEB 02 2022
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SEC FILE NUMBER
8-39210

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/07/20 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DUNN Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 SE Osceola Street, Suite 350
(No. and Street)

Stuart	Florida	33458
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kauppi — 772-781-3274
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – if individual, state last, first, middle name)

325 N St Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David Kauppi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DUNN Securities, LLC, as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager & FINOP

Title

Notary Public

DESIREE CYRGALIS
Notary Public - State of Florida
Commission # 208292
My Comm. Expires Apr 19, 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DUNN Securities, LLC

REPORT PURSUANT TO RULE 17a-5(d)

PERIOD FROM THE INCEPTION OF BROKER-DEALER ACTIVITIES
(SEPTEMBER 7, 2020) THROUGH DECEMBER 31, 2021

DUNN SECURITIES, LLC

CONTENTS

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Member of
Dunn Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dunn Securities, LLC (the Company) as of December 31, 2021, and the related statements of operations, changes in member's equity and cash flows for the period ended from inception of broker-dealer activities (September 7, 2020) through December 31, 2021 then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange

Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville + Company

This is the initial year we have served as the Company's auditor.

Dallas, TX
January 20, 2022

DUNN Securities, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$ 137,389
Total assets	$ 137,389

LIABILITIES AND MEMBERS' CAPITAL

Total liabilities	$ -
Members' Capital	
Contributions	140,000
Retained earnings	(2,611)
Total members' capital	137,389
Total liabilities and members' capital	$ 137,389

The accompanying notes are an integral part of these financial statements.

DUNN Securities, LLC
Statement of Operations
For the Period from the Inception of Broker-Dealer
Activities (September 7, 2020 through December 31, 2021)

Revenues	
Consulting income	$ 140,000
Interest income	16
Total Revenues	140,016
Expenses	
Overhead and payroll cost sharing expense	108,427
Regulatory fees	7,590
Software and communications	4,390
Insurance	2,273
Other expenses	3,605
Total Expenses	126,285
Net income	$ 13,731

The accompanying notes are an integral part of these financial statements.

DUNN Securities, LLC
Statement of Changes in Members' Capital
For the Period from the Inception of Broker-Dealer Activities (September 7, 2020 through December 31, 2021)

	Contributions	Retained Earnings (Deficit)	Total
Balances at September 7, 2020	$ 140,000	$ (16,342)	$ 123,658
Net income	–	13,731	13,731
Balances at December 31, 2021	$ 140,000	$ (2,611)	$ 137,389

The accompanying notes are an integral part of these financial statements.

DUNN Securities, LLC
Statement of Cash Flows
For the Period from the Inception of Broker-Dealer
Activities (September 7, 2020 through December 31, 2021)

Cash flows from operating activities	
Net income	$ 13,731
Net increase in cash	13,731
Cash at beginning of period	123,658
Cash at end of period	$ 137,389

Supplemental Disclosure of Cash Flow Information

Cash paid (received) during the year for:	
Interest	$ 16
Taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

DUNN Securities, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is considered exempt under 15c3-3(k)(1) as the Company does not receive customer funds or securities to complete transactions. The Company is a Delaware limited liability company, engaged in the wholesaling of mutual funds. The Company will not hold customer funds or safekeep customer securities.

Revenue Recognition

The Company has entered into a Consulting Agreement ("Consulting Agreement") with an affiliated company, DUNN Capital Management, LLC ("DUNN"). Under the terms of the Consulting Agreement the Company receives monthly compensation in return for services provided. Services provided by the Company include making Registered Investment Advisors and family offices aware of a mutual fund which DUNN provides trading services for and assisting DUNN establish its brand within the financial services industry with a focus on Registered Advisors and family offices. Amounts received under the Consulting Agreement are classified as consulting income on the Statement of Operations.

Expense Sharing Agreement

The Company has also entered into an Expense Sharing Agreement ("Expense Sharing Agreement") with DUNN whereas DUNN wishes to provide services for the benefit of the Company and the Company agrees to reimburse DUNN monthly for the fair value of those services. The Company is charged for time devoted by DUNN employees to activities of the Company inclusive of all costs of employment, both salary and benefits. In addition, the Company is charged an allocation of DUNN's overhead, including rent, insurance, phones for general usage and general office and utilities expense. Amounts paid under the Expense Sharing Agreement are classified as overhead and payroll cost sharing expense on the Statement of Operations.

Income Taxes

As the Company is a limited liability company, no provision for income taxes has been made in these financial statements because each member is individually liable for reporting income or loss based on his respective share of the Company's income and expenses as reported for income tax purposes.

Company management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require an adjustment to taxable income or disclosure in the financial statements. The Company's open tax years 2020 and 2021 remain subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

Note 1 - Summary of Significant Accounting Policies, continued

the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of approximately $137,389 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital has not been calculated as the Company did not have any liabilities as of December 31, 2021. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2021

Schedule I

DUNN Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2021

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 137,389
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	137,389
Deductions and/or charges	-
Net capital before haircuts on securities positions	137,389
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	--
Net capital	$ 137,389

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ -
Total aggregate indebtedness	$ -

Schedule I (continued)

DUNN Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ N/A
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 132,389
Excess net capital at 1000%	$ 132,389
Ratio: Aggregate indebtedness to net capital	N/A

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II & III

DUNN Securities, LLC
Computation For Determination Of Reserve Requirements And
Information Relating To Possession Or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

The Company is considered exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(1) and therefore, is not required to maintain a "Special reserve bank account for the exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2021

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Member of
Dunn Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Dunn Securities, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Dunn Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(1) (the exemption provisions) and (b) Dunn Securities, LLC stated that Dunn Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Dunn Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dunn Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

Sanville + Company

Dallas, TX
January 20, 2022

Dunn Securities, LLC Exemption Report

Dunn Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Martin Bergin swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Member

Date of Report: January 12, 2022